Associated Materials, LLC
3773 State Rd.
Cuyahoga Falls, OH 44223
December 2, 2011
VIA EDGAR TRANSMISSION
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attn:	Rufus Decker, Accounting Branch Chief Jeffrey Gordon, Staff Accountant
Re:	Associated Materials, LLC Form 10-K for the Year ended January 1, 2011 Filed April 1, 2011 Form 10-Q for the Quarter ended July 2, 2011 Filed August 11, 2011 File No. 0-24956
Dear Mr. Decker and Mr. Gordon,
We are writing in response to the Staff’s comment letter to Associated Materials, LLC (“Associated Materials” or the “Company”) dated October 28, 2011. For your ease of reference, we have enumerated the Staff’s comments below in bold, with the corresponding response set forth immediately below the applicable comment. Where applicable, we have also included any additional disclosures or other revisions that will appear in the Company’s future filings with the Securities and Exchange Commission (the “Commission”).
Form 10-K for the Year Ended January 1, 2011
General
1.
Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Please see the Company’s responses to comments two through six below.
Item 7 — Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 21
Results of Operations, page 23

Mr. Rufus Decker
Mr. Jeffrey Gordon
December 2, 2011

Notes Regarding Combined Results of Operations and Selected Financial and Operating Information due to the Acquisitions, page 26
2.
Please do not present or discuss the combined historical results of the predecessor and successor. Please instead discuss the separate historical results of the predecessor and the successor. Please revise your MD&A accordingly.

The Company will revise its Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) disclosure within future filings to remove the presentation and discussion of historical combined results for the predecessor and successor, as applicable. In addition, the Company’s discussion and analysis will address and be updated for information relevant to the applicable reporting period. See Exhibit A hereto for a sample of such revised MD&A disclosure for an Annual Report on Form 10-K.
3.
In your discussion of gross profit and selling, general and administrative expenses, you discuss measures that exclude certain items. Given that gross profit and selling, general and administrative expenses that exclude certain items represent non-GAAP measures, you should present the disclosures required by Item 10(e) of Regulation S-K. Your disclosures should identify these items as non-GAAP performance measures and explain why your management believes that excluding certain items from these measures provides useful information to investors regarding your financial condition and results of operations. Please ensure that you revise the disclosure in your interim filings as well.

The Company will revise its disclosure regarding gross profit and selling, general and administrative expenses within MD&A in future filings to eliminate the measures that exclude such items. See Exhibit B hereto for a sample of such revised MD&A disclosure.
Item 8 — Financial Statements and Supplementary Data, page 44
Note 18 — Subsidiary Guarantors, page 86
4.
You disclose that each of the subsidiary guarantors is wholly-owned by you. Please confirm, and disclose, if true, that each of the subsidiary guarantors are “100% owned” as defined by Rule 3-10(h)(1) of Regulation S-X. Note that “wholly-owned,” as defined in Rule 1-02(aa) of Regulation S-X, is not the same as “100% owned.”

The Company confirms that each of its subsidiary guarantors is “100% owned” as defined by Rule 3-10(h)(1) of Regulation S-X and it will revise future disclosures in its financial statements and the notes related thereto accordingly. Please see the following disclosure previously included on page 11 of the Company’s Quarterly Report on Form 10-Q for the quarterly period ended October 1, 2011.
“The Company’s payment obligations under its 9.125% notes are fully and unconditionally guaranteed, jointly and severally, on a senior basis, by its domestic 100% owned subsidiaries, Gentek Holdings, LLC and Gentek Building Products, Inc. AMH New Finance, Inc. (formerly Carey New Finance, Inc.) is a co-issuer of the 9.125% notes and is a domestic 100% owned subsidiary of the Company having no operations, revenues or cash flows for the periods presented.”

Mr. Rufus Decker
Mr. Jeffrey Gordon
December 2, 2011

Exhibit 12.1
5.
It appears that there are several periods in which the ratio of earnings to fixed charges indicates less than one-to-one coverage. As such, please revise footnote (1) of Exhibit 12.1 so you don’t imply there was only one period in which earnings were not adequate to cover fixed charges. In addition, please disclose the dollar amount of the deficiency for each period in which the ratio of earnings to fixed charges indicates less than on-to-one coverage. Refer to Instruction 2(A) to Item 503(d) of Regulation S-K.

The Company will revise Exhibit 12.1 in future applicable filings to clarify the periods in which earnings were not adequate to cover fixed charges, and the dollar amount of the deficiency for each respective applicable period will be disclosed. See Exhibit C hereto for a sample of such revised Exhibit 12.1.
Form 10-Q for the Fiscal Quarter Ended July 2, 2011
General
6.	Please address the above comments in your interim filings as well, as applicable.
As indicated above within our responses, the appropriate changes will be addressed in future filings for Associated Materials, as applicable.
* * * *

Mr. Rufus Decker
Mr. Jeffrey Gordon
December 2, 2011

In connection with our responses to your comments, we acknowledge that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions concerning the foregoing, please contact the undersigned at (330) 922-7743.

Sincerely,
/s/ Mr. Stephen E. Graham
Mr. Stephen E. Graham
Senior Vice President — Chief Financial Officer and Secretary Associated Materials, LLC

Exhibit A

ITEM 7.	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
OVERVIEW
We are a leading, vertically integrated manufacturer and distributor of exterior residential building products in the United States and Canada. Our core products are vinyl windows, vinyl siding, aluminum trim coil and aluminum and steel siding and accessories. In addition, we distribute third-party manufactured products primarily through our supply centers. Vinyl windows, vinyl siding, metal products and third-party manufactured products comprised approximately 37%, 19%, 16% and 22%, respectively, of our net sales for the year ended January 1, 2011. These products are generally marketed under our brand names, such as Alside®, Revere® and Gentek®, and are ultimately sold on a wholesale basis to approximately 50,000 professional exterior contractors (who we refer to as our contractor customers) engaged in home remodeling and new home construction, primarily through our extensive dual-distribution network, consisting of 119 company-operated supply centers, through which we sell directly to our contractor customers, and our direct sales channel, through which we sell to approximately 250 independent distributors and dealers, who then sell to their customers. We estimate that, for the year ended January 1, 2011, approximately 70% of our net sales were generated in the residential repair and remodeling market and approximately 30% of our net sales were generated in the residential new construction market. Our supply centers provide “one-stop” shopping to our contractor customers by carrying the products, accessories and tools necessary to complete their projects. In addition, our supply centers augment the customer experience by offering product support and enhanced customer service from the point of sale to installation and warranty service.
Because our exterior residential building products are consumer durable goods, our sales are impacted by, among other things, the availability of consumer credit, consumer interest rates, employment trends, changes in levels of consumer confidence and national and regional trends in the housing market. Our sales are also affected by changes in consumer preferences with respect to types of building products. Overall, we believe the long-term fundamentals for the building products industry remain strong, as homes continue to get older, household formation is expected to be strong, demand for energy efficiency products continues and vinyl remains an optimal material for exterior window and siding solutions, all of which we believe bodes well for the demand for our products in the future. In the short term, however, the building products industry could be negatively impacted by a weak housing market. Since 2006, sales of existing single-family homes have decreased from peak levels previously experienced, the inventory of homes available for sale has increased, and in many areas, home values have declined significantly. In addition, the pace of new home construction has slowed dramatically, as evidenced by declines in 2006 through 2010 in single-family housing starts and announcements from home builders of significant decreases in their orders. Increased delinquencies on sub-prime and other mortgages, increased foreclosure rates and tightening consumer credit markets over the same time period have further hampered the housing market. Our sales volumes are dependent on the strength in the housing market, including both residential remodeling and new residential construction activity. Reduced levels of existing homes sales and housing price depreciation have had a significant negative impact on our remodeling sales over the past few years. In addition, a reduced number of new housing starts has had a negative impact on our new construction sales. As a result of the prolonged housing market downturn, competition in the building products market may intensify, which could result in lower sales volumes and reduced selling prices for our products and lower gross margins. In the event that our expectations regarding the outlook for the housing market result in a reduction in forecasted sales and operating income, and related growth rates, we may be required to record an impairment of certain of our assets, including goodwill and intangible assets. Moreover, a prolonged downturn in the housing market and the general economy may have other consequences to our business, including accounts receivable write-offs due to financial distress of customers and lower of cost or market reserves related to our inventories.
The principal raw materials used by us are vinyl resin, aluminum, steel, resin stabilizers and pigments, glass, window hardware and packaging materials, all of which have historically been subject to price changes. Raw material pricing on certain of our key commodities has fluctuated significantly over the past several years. In response, we have announced price increases over the past several years on certain of our product offerings to offset inflation in raw material pricing and continually monitor market conditions for price changes as warranted. Our ability to maintain gross margin levels on our products during periods of rising raw material costs depends on our ability to obtain selling price increases. Furthermore, the results of operations for individual quarters can and have been negatively impacted by a delay between the timing of raw material cost increases and price increases on our products. There can be no assurance that we will be able to maintain the selling price increases already implemented or achieve any future price increases.

We operate with significant operating and financial leverage. Significant portions of our manufacturing, selling, general and administrative expenses are fixed costs that neither increase nor decrease proportionately with sales. In addition, a significant portion of our interest expense is fixed. There can be no assurance that we will be able to reduce our fixed costs in response to a decline in our net sales. As a result, a decline in our net sales could result in a higher percentage decline in our income from operations. Also, our gross margins and gross margin percentages may not be comparable to other companies, as some companies include all of the costs of their distribution network in cost of sales, whereas we include the operating costs of our supply centers in selling, general and administrative expenses.
Because most of our building products are intended for exterior use, sales tend to be lower during periods of inclement weather. Weather conditions in the first quarter of each calendar year usually result in that quarter producing significantly less net sales and net cash flows from operations than in any other period of the year. Consequently, we have historically had small profits or losses in the first quarter and reduced profits from operations in the fourth quarter of each calendar year. To meet seasonal cash flow needs during the periods of reduced sales and net cash flows from operations, we have typically utilized our revolving credit facilities and repay such borrowings in periods of higher cash flow. We typically generate the majority of our cash flow in the third and fourth quarters.
We seek to distinguish ourselves from other suppliers of residential building products and to sustain our profitability through a business strategy focused on increasing sales at existing supply centers, selectively expanding our supply center network, increasing sales through independent specialty distributor customers, developing innovative new products, expanding sales of third-party manufactured products through our supply center network and driving operational excellence by reducing costs and increasing customer service levels. We continually analyze new and existing markets for the selection of new supply center locations.
We are a wholly owned subsidiary of AMH Intermediate Holdings Corp. (“Holdings”). Holdings is a wholly owned subsidiary of AMH Investment Holdings Corp. (“Parent”), which is controlled by investment funds affiliated with Hellman & Friedman LLC (“H&F”). Holdings and Parent do not have material assets or operations other than a direct or indirect ownership of the membership interest of Associated Materials, LLC.
We operate on a 52/53 week fiscal year that ends on the Saturday closest to December 31st. Our 2010, 2009, and 2008 fiscal years ended on January 1, 2011, January 2, 2010, and January 3, 2009, respectively. The fiscal year ended January 3, 2009 included 53 weeks of operations, with the additional week recorded in the fourth quarter of fiscal 2008. The additional week did not have a significant impact on the results of operations due to its timing and the seasonality of the business. The fiscal years ended January 1, 2011 and January 2, 2010 included 52 weeks of operations.
The Merger
On October 13, 2010, AMH Holdings II, Inc. (“AMH II”), our then indirect parent company, completed its merger (the “Acquisition Merger”) with Carey Acquisition Corp. (“Merger Sub”), pursuant to the terms of the Agreement and Plan of Merger, dated as of September 8, 2010 (the “Merger Agreement”), among Parent, Holdings, Merger Sub, a wholly-owned direct subsidiary of Holdings, and AMH II, with AMH II surviving such merger as a wholly-owned direct subsidiary of Holdings. After a series of additional mergers (together with the “Acquisition Merger,” the “Merger”), AMH II merged with and into Associated Materials, LLC, with Associated Materials, LLC surviving such merger as a wholly-owned direct subsidiary of Holdings. As a result of the Merger, Associated Materials, LLC is now an indirect wholly-owned subsidiary of Parent. Approximately 98% of the capital stock of Parent is owned by investment funds affiliated with H&F.
Upon consummation of the Merger, the holders of AMH II equity (including “in-the-money” stock options and warrants outstanding immediately prior to the consummation of the Acquisition Merger), received consideration consisting of approximately $600 million in cash, less (1) $16.2 million paid to affiliates of Harvest Partners and Investcorp in accordance with the management services agreement with Harvest Partners and (2) $26.2 million of transaction bonuses paid to senior management and certain other employees in connection with the Merger. Immediately prior to the consummation of the Merger, all outstanding shares of AMH II preferred stock were converted into shares of AMH II common stock.

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In connection with the consummation of the Merger, we repaid and terminated the prior ABL Facility and repaid the 20% Senior Notes due 2014 (the “20% notes”). In addition, we called and discharged our obligations under the indentures governing the 9.875% Senior Secured Second Lien Notes due 2016 (the “9.875% notes”) and the 11 1/4% Senior Discount Notes due 2014 (the “11.25% notes”).
The Merger and the repayment of the 9.875% notes, the 11.25% notes and the 20% notes and related expenses were financed with (1) $553.5 million in cash contributed by Parent (which included $8.5 million invested by management), (2) the issuance of $730.0 million of 9.125% Senior Secured Notes due 2017 (the “9.125% notes”), (3) $73.0 million in cash drawn under our new $225.0 million asset-based lending facility (the “ABL facilities”) and (4) $45.9 million of cash from our balance sheet.
RESULTS OF OPERATIONS
Our results of operations, along with the results of our then existing direct and indirect parent companies, Associated Materials Holdings, LLC, AMH and AMH II, prior to the date of the Merger are presented as the results of the predecessor (the “Predecessor”). The results of operations, including the Merger and results thereafter, are presented as the results of the successor (the “Successor”).
The following table sets forth for the periods indicated our results of operations:

	October 13, 2010		January 3, 2010		Years Ended
	to		to		January 2,		January 3,
	January 1, 2011		October 12, 2010		2010		2009
	Successor		Predecessor		Predecessor		Predecessor
		% of		% of		% of		% of
		Net		Net		Net		Net
	Amount	Sales	Amount	Sales	Amount	Sales	Amount	Sales
			(in thousands)

Net sales (1)	$269,249	100.0%	$897,938	100.0%	$1,046,107	100.0%	$1,133,956	100.0%
Gross profit	46,512	17.3	239,429	26.7	280,416	26.8	274,849	24.2
Selling, general and administrative expenses	53,543	19.9	159,448	17.8	204,610	19.6	212,025	18.7
Merger costs	7,411	2.8	102,661	11.4	—	—	—	—
Manufacturing restructuring costs	—	—	—	—	5,255	0.5	1,783	0.2

(Loss) income from operations	(14,442)	(5.4)	(22,680)	(2.5)	70,551	6.7	61,041	5.4

Interest expense, net	16,120		58,759		77,352		82,567
(Gain) loss on debt extinguishment	25,129		(15,201)		(29,665)		—
Foreign currency (gain) loss	771		(184)		(184)		1,809

(Loss) income before income taxes	(56,462)		(66,054)		23,048		(23,335)
Income taxes	8,553		5,220		2,390		53,062

Net income (loss)	$(65,015)		$(71,274)		$20,658		$(76,397)

Other Data:
EBITDA (2)	$(29,844)		$10,287		$122,569		$81,930
Adjusted EBITDA (2)	30,583		103,259		116,830		89,813
Depreciation and amortization	10,498		17,582		22,169		22,698
Capital expenditures	(5,160)		(10,302)		(8,733)		(11,498)

(1)	The following table sets forth for the periods presented a summary of net sales by principal product offering:

	October 13, 2010	January 3, 2010	Years Ended
	to	to	January 2,	January 3,
	January 1, 2011	October 12, 2010	2010	2009
	Successor	Predecessor	Predecessor	Predecessor
		(in thousands)

Vinyl windows	$118,778	$316,102	$389,293	$380,260
Vinyl siding products	41,504	181,904	210,212	254,563
Metal products	35,226	147,321	167,749	213,163
Third-party manufactured products	55,511	196,587	210,806	210,633
Other products and services	18,230	56,024	68,047	75,337

	$269,249	$897,938	$1,046,107	$1,133,956

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(2)	EBITDA is calculated as net income plus interest, taxes, depreciation and amortization. Adjusted EBITDA is defined as EBITDA adjusted to reflect certain adjustments that are used in calculating covenant compliance under our revolving credit agreement and the indenture governing the 9.125% notes. We consider EBITDA and Adjusted EBITDA to be important indicators of our operational strength and performance of our business. We have included Adjusted EBITDA because it is a key financial measure used by our management to (i) assess our ability to service our debt or incur debt and meet our capital expenditure requirements; (ii) internally measure our operating performance; and (iii) determine our incentive compensation programs. In addition, our ABL facilities and the indenture governing the 9.125% notes have certain covenants that apply ratios utilizing this measure of Adjusted EBITDA. EBITDA and Adjusted EBITDA have not been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”). Adjusted EBITDA as presented by us may not be comparable to similarly titled measures reported by other companies. EBITDA and Adjusted EBITDA are not measures determined in accordance with GAAP and should not be considered as an alternative to, or more meaningful than, net income (as determined in accordance with GAAP) as a measure of our operating results or net cash provided by operating activities (as determined in accordance with GAAP) as a measure of our liquidity.

Prior year Adjusted EBITDA amounts are presented to conform to the current year’s presentation of the computation of Adjusted EBITDA, which is in conformity with the Adjusted EBITDA as defined in our revolving credit agreement and the indenture governing the 9.125% notes.

The reconciliation of our net income (loss) to EBITDA and Adjusted EBITDA is as follows:

	October 13, 2010	January 3, 2010
	to	to	Years Ended
	January 1,	October 12,	January 2,	January 3,
	2011	2010	2010	2009
	Successor	Predecessor	Predecessor	Predecessor
		(in thousands)
Net income (loss)	$(65,015)	$(71,274)	$20,658	$(76,397)
Interest expense, net	16,120	58,759	77,352	82,567
Income taxes	8,553	5,220	2,390	53,062
Depreciation and amortization	10,498	17,582	22,169	22,698

EBITDA	(29,844)	10,287	122,569	81,930
Merger costs (a)	7,411	103,467	—	—
Net (gain) loss on debt extinguishments (b)	25,129	(15,201)	(29,665)	—
Purchase accounting related adjustments (c)	21,427	—	—	—
Management fees (d)	—	681	1,400	1,372
Restructuring costs (e)	—	88	5,762	2,642
Impairment and write-offs (f)	1,230	43	1,130	2,060
Employee termination costs (g)	1,397	—	1,182	—
Bank fees (h)	—	56	142	—
Other normalizing and unusual items (i)	3,062	3,419	6,505	—
Foreign currency (gain) loss (j)	771	(184)	(184)	1,809
Pro forma cost savings (k)	—	603	7,989	—

Adjusted EBITDA	$30,583	$103,259	$116,830	$89,813

(a)	Represents the following:

	October 13, 2010	January 3, 2010
	to	to	Years Ended
	January 1,	October 12,	January 2,	January 3,
	2011	2010	2010	2009
	Successor	Predecessor	Predecessor	Predecessor
		(in thousands)
Transaction costs (i)	$7,411	$38,416	$—	$—
Transaction bonuses (ii)	—	26,231	—	—
Stock option compensation (iii)	—	38,014	—	—
Stock warrants expense (iv)	—	806	—	—

Total	$7,411	$103,467	$—	$—

(i)	Successor expenses primarily include fees paid on behalf of Merger Sub related to due diligence activities. Predecessor expenses include investment banking, legal and other expenses, including $16.2 million of expense accrued and payable to affiliates of Investcorp and Harvest Partners in connection with the amended and restated management agreement between Harvest Partners and our company.

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(ii)	Represents transaction bonuses paid to senior management and certain employees in connection with the Merger.

(iii)	Represents stock option compensation expense recognized as a result of the modification of certain stock option awards in connection with the Merger and the fair value of an in-the-money stock option award granted immediately prior to the Merger.

(iv)	Represents expense for stock warrants, which were redeemed for cash in connection with the Merger. The expense associated with the stock warrants has been recognized in our statement of operations as a reduction in net sales in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 505-50, Equity-Based Payments to Non-Employees (“ASC 505-50”).

(b)	Expenses recorded by the Successor include the loss on the extinguishment of the 9.875% notes and the 11.25% notes totaling $13.6 million and fees of $11.5 million related to an interim financing facility, which was negotiated, but ultimately not utilized, in conjunction with the financing for the Merger. Expenses recorded by the Predecessor for the period ended October 12, 2010 include the write-off of deferred financing fees associated with the prior ABL Facility and the write-off of an accrual for all future interest payments on the 20% notes, which was recorded during the year ended January 2, 2010, in accordance with FASB ASC 470-60, Troubled Debt Restructurings by Debtors (“ASC 470-60”).

Net gain on debt extinguishment recognized during the year ended January 2, 2010 represents a $29.6 million gain on troubled debt restructuring of the 13.625% notes and an $8.9 million gain on debt extinguishment in connection with AMH II’s purchase of $15.0 million par value of the 11.25% notes directly from the AMH noteholders with funds loaned from us for approximately $5.9 million, partially offset by debt extinguishment costs of $8.8 million incurred with the redemption of the 9.75% notes and the 15% notes and the issuance of the 9.875% notes.

(c)	Represents the elimination of the impact of adjustments related to purchase accounting recorded as a result of the Merger, which include the following: $23.1 million of amortization for the step-up in basis of inventory, partially offset by $0.8 million of other purchase accounting related adjustments to inventory included in cost of sales, $0.6 million of reduced pension expense as a result of purchase accounting adjustments and amortization related to net liabilities recorded in purchase accounting for the fair value of certain of our leased facilities and warranty liabilities of $0.1 million and $0.2 million, respectively.

(d)	Represents (i) amortization of a prepaid management fee paid to Investcorp International Inc. in connection with a December 2004 recapitalization transaction of $0.5 million for each of the fiscal years ended January 2, 2010 and January 3, 2009 and (ii) annual management fees paid to Harvest Partners.

(e)	Represents the following (in thousands):

	October 13, 2010	January 3, 2010
	to	to	Years Ended
	January 1,	October 12,	January 2,	January 3,
	2011	2010	2010	2009
	Successor	Predecessor	Predecessor	Predecessor
Manufacturing restructuring charges (i)	$—	$—	$5,255	$2,642
Tax restructuring charges (ii)	—	88	507	—

Total	$—	$88	$5,762	$2,642

(i)	During 2008, we relocated a portion of our vinyl siding production from Ennis, Texas to West Salem, Ohio and Burlington, Ontario. In connection with this change, during 2009, we discontinued the use of the warehouse facility adjacent to the Ennis manufacturing plant. Expenses during 2009 represent lease costs associated with our discontinued use of the warehouse facility adjacent to the Ennis manufacturing plant. Expense in 2008 represents asset impairment costs, inventory markdown costs ($0.9 million included in cost of sales) and manufacturing equipment relocation costs totaling $2.6 million in connection with relocating a portion of our vinyl siding production.

(ii)	Represents legal and accounting fees in connection with tax restructuring projects.

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(f)	Represents impairments and write-offs of assets other than by sale principally including (i) $1.2 million and $0.6 million incurred during the successor period ended January 1, 2011 and the year ended January 2, 2010, respectively, related to issues with a new product line, and the ultimate discontinuation of the product line by the Successor, (ii) $0.4 million expensed during the year ended January 2, 2010 for software write-offs due to changes in our information technology and business strategies during 2009, and (iii) $2.1 million for the year ended January 3, 2009 principally related to loss upon disposal of assets other than by sale as a result of executing enhanced controls surrounding the physical verification of assets.

(g)	Represents separation costs, including payroll taxes and certain benefits, as follows: (i) $1.4 million in the successor period ended January 1, 2011 related to the termination of Mr. Franco, our former President of AMI Distribution, and (ii) $1.2 million for the year ended January 2, 2010 related to a workforce reduction in connection with our overall cost reduction initiatives.

(h)	Represents bank audit fees incurred under our prior ABL Facility and new ABL facilities.

(i)	Represents the following:

	October 13, 2010	January 3, 2010
	to	to	Years Ended
	January 1,	October 12,	January 2,	January 3,
	2011	2010	2010	2009
	Successor	Predecessor	Predecessor	Predecessor
		(in thousands)
Professional fees (i)	$2,973	$2,734	$1,285	$—
Accretion on lease liability (ii)	89	296	76	—
Excess severance costs (iii)	—	389	910	—
Unusual bad debt expense (iv)	—	—	4,234	—

Total	$3,062	$3,419	$6,505	$—

(i)	Represents management’s estimate of unusual or non-recurring consulting fees primarily associated with cost savings initiatives.

(ii)	Represents accretion on the liability recorded at present value for future lease costs in connection with our warehouse facility adjacent to the Ennis manufacturing, which we discontinued using during 2009.

(iii)	Represents management’s estimates for excess severance expense due primarily to unusual changes within senior management.

(iv)	Represents management’s estimate of unusual bad debt expense based on historical averages from 2004 through 2008.

(j)	Represents currency transaction/translation (gains)/losses, including on currency exchange hedging agreements.

(k)	Represents the following:

	October 13, 2010	January 3, 2010
	to	to	Years Ended
	January 1,	October 12,	January 2,	January 3,
	2011	2010	2010	2009
	Successor	Predecessor	Predecessor	Predecessor
		(in thousands)
Savings from headcount reductions (i)	$—	$—	$2,975	$—
Insourcing glass production savings (ii)	—	462	3,735	—
Procurement savings (iii)	—	141	1,279	—

Total	$—	$603	$7,989	$—

(i)	Represents savings from headcount reductions as a result of general economic conditions.

(ii)	Represents management’s estimates of cost savings that could have resulted from producing glass in-house at our Cuyahoga Falls, Ohio window facility had such production started on January 4, 2009.

(iii)	Represents management’s estimate of cost savings that could have resulted from entering into our leveraged procurement program with an outside consulting firm had such program been entered into on January 4, 2009.

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SUCCESSOR PERIOD ENDED JANUARY 1, 2011 AND PREDECESSOR PERIOD ENDED OCTOBER 12, 2010 COMPARED TO YEAR ENDED JANUARY 2, 2010
Successor Company
Net sales for the successor period October 13, 2010 to January 1, 2011 were $269.2 million and primarily consisted of 44.1% vinyl windows, 15.4% siding products, 13.1% metal products and 20.6% third-party manufactured products.
Gross profit for the successor period October 13, 2010 to January 1, 2011 was $46.5 million, or 17.3% of net sales, and reflects a reduction of $23.1 million for the amortization of the step-up in basis of inventory related to purchase accounting, partially offset by $1.2 million of other purchase accounting related adjustments and $1.2 million for the impairment related to issues with and the ultimate discontinuation of a new product line.
Selling, general and administrative expenses totaled $53.5 million, or 19.9% of net sales for the successor period. Selling, general and administrative expenses for the successor period October 13, 2010 to January 1, 2011 included increased depreciation of fixed assets and amortization of intangible assets of approximately $5.0 million as a result of the revaluation of certain assets as part of the application of the purchase accounting fair value adjustments in 2010, professional fees associated with cost savings initiatives of $3.0 million, $1.2 million in impairment and write-offs of assets other than by sale and employee termination costs totaling $1.4 million.
Transaction costs associated with the Merger were $7.4 million for the successor period and were primarily for fees paid related to due diligence activities incurred on behalf of Merger Sub.
Loss from operations was $14.4 million for the successor period October 13, 2010 to January 1, 2011 and was primarily due to the purchase accounting related adjustments reflected in gross margin and transaction costs due to the Merger.
Interest expense of $16.1 million for the successor period October 13, 2010 to January 1, 2011 pertains to our 9.125% notes, the ABL facilities and amortization of deferred financing costs.
The net loss on debt extinguishment of $25.1 million for the successor period October 13, 2010 to January 1, 2011 was comprised of $13.6 million related to the redemption of the previously outstanding 9.875% notes and 11.25% notes and $11.5 million of expense related to an interim financing facility, which was negotiated but ultimately not utilized, related to financing for the Merger.
The income tax provision of $8.6 million for the successor period October 13, 2010 to January 1, 2011 on a loss before income taxes of $56.5 million reflects the impact of the change in the valuation allowance. This valuation allowance was recorded based upon a review of historical earnings, trends, forecasted earnings and current economic conditions.
Net loss for the successor period October 13, 2010 to January 1, 2011 was $65.0 million.
EBITDA was a loss of $29.8 million and Adjusted EBITDA was $30.6 million for the successor period October 13, 2010 to January 1, 2011. Additional details of the EBITDA adjustments are provided with the reconciliation of our net income to EBITDA and Adjusted EBITDA in the table shown above.

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Predecessor Company
Net sales for the predecessor period January 3, 2010 to October 12, 2010 were $897.9 million and primarily consisted of 35.2% vinyl windows, 20.3% siding products, 16.4% metal products and 21.9% third-party manufactured products. Net sales were $1,046.1 million for the 2009 fiscal year. Sales for the predecessor period reflected increased unit volumes in vinyl windows and third-party manufactured products and benefited from the impact of the stronger Canadian dollar during 2010.
Gross profit for the predecessor period January 3, 2010 to October 12, 2010 was $239.4 million, or 26.7% of net sales, compared to gross profit as a percent of net sales of 26.8% for the 2009 fiscal year.
Selling, general and administrative expenses for the predecessor period totaled $159.4 million, or 17.8% of net sales. Selling, general and administrative expenses for the predecessor period January 3, 2010 to October 12, 2010 included professional fees associated with cost savings initiatives of $2.7 million, excess severance of $0.4 million and management fees expense of $0.6 million. Selling, general and administrative expenses were $204.6 million, or 19.6% of net sales, for the 2009 fiscal year. Selling, general and administrative expenses for the 2009 fiscal year included excess bad debt expense resulting from the 2009 economic conditions of $4.2 million, employee termination costs and excess severance of $2.1 million, management fees expense of $1.4 million, professional fees associated with cost savings initiatives of $1.3 million, tax restructuring costs of $0.5 million and software impairment costs of $0.4 million. Selling, general and administrative expenses also included increased costs as a result of the translation impact on Canadian expenses due to the stronger Canadian dollar throughout the predecessor period January 3, 2010 to October 12, 2010 and increased salaries and incentive compensation programs.
Merger costs for the predecessor period included $38.4 million related to investment banking fees and expenses, legal fees and expenses and sponsor fees payable to Harvest Partners and Investcorp International Inc. In addition, we recorded $26.2 million of expense related to transaction bonuses payable to certain members of management in connection with the completion of the Merger and $38.0 million of stock option compensation expense related to the modification of certain Predecessor stock options in connection with the Merger and the fair value of an in-the-money stock option award granted immediately prior to the Merger. There were no merger costs in the year ended January 2, 2010.
Loss from operations was $22.7 million for the predecessor period January 3, 2010 to October 12, 2010 compared to income from operations of $70.6 million for the 2009 fiscal year primarily due to the Merger costs included in the results of operations in the predecessor period January 3, 2010 to October 12, 2010.
Interest expense of $58.8 million for the predecessor period January 3, 2010 to October 12, 2010 primarily consisted of (i) interest expense on the 11.25% notes, the 9.875% notes and the prior ABL Facility for the period January 3, 2010 through October 12, 2010 and (ii) amortization of deferred financing costs. The 9.875% notes and the 11.25% notes were redeemed and the indentures related thereto were discharged in October 2010 in connection with the Merger. Interest expense of $77.4 million for the year ended January 2, 2010 primarily consisted of accretion of the 13.625% notes, accretion of and interest expense on the 11.25% notes and interest expense on the 9.75% notes through October 2009, interest expense on the 9.875% notes for the period November 2009 through December 2009, interest expense on the prior ABL Facility and amortization of deferred financing costs. The 9.75% notes were redeemed and the indenture related thereto was discharged in November 2009 in conjunction with the issuance of the 9.875% notes.
The net gain on debt extinguishment of approximately $15.2 million for the predecessor period January 3, 2010 to October 12, 2010 was recorded by the Predecessor in connection with the Merger and related to the write-off of the troubled debt accrued interest associated with the redemption of the previously outstanding 13.625% notes and the write-off of the financing fees related to the prior ABL Facility. The net gain on debt extinguishment of approximately $29.7 million for the year ended January 2, 2010 represents a $29.6 million gain on troubled debt restructuring of the 13.625% notes and an $8.9 million gain on debt extinguishment in connection with the purchase of $15.0 million par value of the 11.25% notes directly from noteholders for approximately $5.9 million, partially offset by debt extinguishment costs of $8.8 million incurred with the redemption of the 9.75% notes and the 15% notes and the issuance of the 9.875% notes.
The income tax provision for the predecessor period January 3, 2010 to October 12, 2010 of $5.2 million on a loss before income taxes of $66.1 million, compared to an income tax provision of $2.4 million on income before income taxes of $23.0 million for the 2009 fiscal year, and reflects the impact of the changes between years in the valuation allowance. This valuation allowance was recorded based upon a review of historical earnings, trends, forecasted earnings and current economic conditions.

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Net loss for the predecessor period January 3, 2010 to October 12, 2010 was $71.3 million. Net income for the year ended January 2, 2010 was $20.7 million.
EBITDA was a loss of $10.3 million and Adjusted EBITDA was $103.3 million for the predecessor period January 3, 2010 to October 12, 2010. EBITDA was $122.6 million and Adjusted EBITDA was $116.8 million for the year ended January 2, 2010. Additional details of the EBITDA adjustments are provided with the reconciliation of our net income to EBITDA and Adjusted EBITDA in table shown above.
YEAR ENDED JANUARY 2, 2010 COMPARED TO YEAR ENDED JANUARY 3, 2009
Net sales decreased 7.7% to $1,046.1 million for the year ended January 2, 2010 compared to $1,134.0 million for the same period in 2008 primarily due to decreased unit volumes across all product categories, principally in vinyl siding, vinyl windows and metal products, and the impact of the weaker Canadian dollar during the first three quarters of 2009. Compared to the 2008 fiscal year, vinyl siding unit volumes decreased by 17%, while vinyl window unit volumes decreased by 1%.
Gross profit for the year ended January 2, 2010 was $280.4 million, or 26.8% of net sales, compared to gross profit of $274.8 million, or 24.2% of net sales, for the 2008 fiscal year. The increase in gross profit as a percentage of net sales was primarily a result of cost reduction initiatives, improved operational efficiencies and procurement savings.
Selling, general and administrative expenses decreased to $204.6 million, or 19.6% of net sales, for the fiscal year ended January 2, 2010 versus $212.0 million, or 18.7% of net sales, for the 2008 fiscal year. Selling, general and administrative expenses for the year ended January 2, 2010 included employee termination costs of $1.2 million, tax restructuring costs of $0.5 million and bank audit fees of $0.1 million, while selling, general and administrative expenses for the 2008 fiscal year included a loss upon the disposal of assets other than by sale of $1.8 million. Excluding these items, selling, general and administrative expenses for the year ended January 2, 2010 decreased $7.4 million compared to the 2008 fiscal year. The decrease in selling, general and administrative expenses was primarily due to decreased personnel costs as a result of reduced headcount of approximately $5.2 million, the translation impact on Canadian expenses as a result of the weaker Canadian dollar throughout most of 2009 of approximately $4.3 million and decreased professional fees of approximately $3.1 million, partially offset by increases in EBITDA-based incentive compensation programs of approximately $2.7 million and increased bad debt expense of approximately $2.3 million recorded during 2009 as a result of current economic conditions.
Manufacturing restructuring costs for the year ended January 2, 2010 were $5.3 million compared to $1.8 million for the year ended January 3, 2009. During 2008, we relocated a portion of our vinyl siding production from Ennis, Texas to West Salem, Ohio and Burlington, Ontario. In connection with this change, during 2009, we discontinued the use of the warehouse facility adjacent to the Ennis manufacturing plant. Expenses during 2009 represent lease costs associated with our discontinued use of the warehouse facility adjacent to the Ennis manufacturing plant. Expense in 2008 represents asset impairment costs, inventory markdown costs ($0.9 million included in cost of sales) and manufacturing equipment relocation costs totaling $2.6 million in connection with relocating a portion of our vinyl siding production.
Income from operations was $70.6 million for the year ended January 2, 2010 compared to $61.0 million for the year ended January 3, 2009 was primarily due to increased gross profit of $5.6 million, and reduced selling, general and administrative expenses of $7.4 million, partially offset by increased manufacturing restructuring costs of $3.5 million.
Interest expense of $77.4 million for the year ended January 2, 2010 primarily consisted of accretion of AMH II.’s 13.625% Senior Notes due 2014 that were retired in June 2009 (the “13.625% notes”), accretion of and interest expense on the 11.25% notes, interest expense on the 9.75% notes through October 2009, interest expense on the 9.875% notes for the period November through December 2009, interest expense on the prior ABL Facility and amortization of deferred financing costs. The 9.75% notes were redeemed and the indenture related thereto was discharged in November 2009 in conjunction with the issuance of the 9.875% notes. Interest expense of $82.6 million for the year ended January 3, 2009 primarily consisted of accretion of the 13.625% notes and the 11.25% notes, interest expense on the 9.75% notes, our prior credit facility and the prior ABL Facility and amortization of deferred financing costs. Excluding the write-off of $1.3 million of deferred financing costs included in the 2008 total interest expense amount, interest expense decreased $3.9 million primarily due to the accounting impact of the troubled debt restructuring as all future interest payments were accrued at the time of the debt restructuring in June 2009 and lower borrowings under the prior ABL Facility at lower interest rates in 2009, partially offset by incremental accretion of the 13.625% notes, incremental accretion of and interest expense on the 11.25% notes, increased principal note balances at higher interest rates and increased amortization of deferred financing costs related to the note issuances in 2009.

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The net gain on debt extinguishments of approximately $29.7 million was a result of the $29.6 million gain on troubled debt restructuring of the previously outstanding 13.625% notes and the $8.9 million gain on debt extinguishment in connection with AMH II’s purchase of $15.0 million par value of the 11.25% notes directly from the AMH noteholders with funds loaned from us for approximately $5.9 million, partially offset by debt extinguishment costs of $8.8 million incurred with the redemption of the previously outstanding 9.75% notes and 15% notes and the issuance of our new 9.875% notes.
The income tax provision for the year ended January 2, 2010 reflects an effective income tax rate of 10.4% compared to an effective income tax rate of 227.4% for the 2008 fiscal year. The change in the effective income tax rate in 2009 is primarily due to the implementation of a full valuation allowance against our U.S. net federal deferred tax assets in 2009 compared to a valuation allowance against tax credits alone in 2008. This valuation allowance was recorded based upon a review of historical earnings, trends, forecasted earnings and current economic conditions.
Net income for the year ended January 2, 2010 was $20.7 million compared to a net loss of $76.4 million for the same period in 2008.
QUARTERLY FINANCIAL DATA
Because most of our building products are intended for exterior use, sales and operating profits tend to be lower during periods of inclement weather. Weather conditions in the first quarter of each calendar year historically result in that quarter producing significantly less sales revenue and operating results than in any other period of the year. We have historically had small profits or losses in the first quarter and reduced profits in the fourth quarter of each calendar year.
Quarterly sales and operating profit data for 2010 and 2009 are shown in the tables below:

				Periods Ended
				October 3, 2010	October 13, 2010
	Three Months Ended			to	to
	April 3	July 3	October 2	October 12, 2010	January 1, 2011
	Predecessor	Predecessor	Predecessor	Predecessor	Successor
		(in thousands)
2010
Net sales	$204,237	$328,322	$329,547	$35,832	$269,249
Gross profit (1)	48,439	91,858	91,039	8,093	46,512
Selling, general and administrative expenses (2)	47,481	53,589	51,734	6,644	53,543
Income (loss) from operations	958	38,269	37,853	(99,760)	(14,442)
Net income (loss)	(18,692)	19,728	10,563	(82,873)	(65,015)

	Three Months Ended
	April 4	July 4	October 3	January 2
	Predecessor	Predecessor	Predecessor	Predecessor
	(in thousands)
2009
Net sales	$172,332	$274,969	$324,807	$273,999
Gross profit (3)	30,253	77,981	97,809	74,373
Selling, general and administrative expenses (4)	48,498	51,297	53,323	51,492
(Loss) income from operations	(18,245)	21,429	44,486	22,881
Net income (loss)	(38,005)	25,572	20,112	12,979

(1)	Gross profit for the period October 13, 2010 to January 1, 2011 reflects $23.1 million of amortization of the step-up in basis of inventory related to purchase accounting, partially offset by $1.2 million of other purchase accounting related adjustments, and $1.2 million for the impairment related to issues with and the ultimate discontinuation of a new product line.

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(2)	Selling, general and administrative expenses include professional fees associated with cost savings initiatives of $5.7 million, employee termination costs and excess severance of $1.8 million, and management fees expense of $0.7 million.

(3)	Gross profit includes $0.6 million of costs related to issues with a new product line.

(4)	Selling, general and administrative expenses include excess bad debt expense resulting from the 2009 economic conditions of $4.2 million, employee termination costs and excess severance of $2.1 million, management fees expense of $1.4 million, professional fees associated with cost savings initiatives of $1.3 million, tax restructuring costs of $0.5 million, and software impairment costs of $0.4 million.
LIQUIDITY AND CAPITAL RESOURCES
The following sets forth a summary of our cash flows for 2010, 2009 and 2008:

	October 13, 2010	January 3, 2010	Years Ended
	to	to	January 2,	January 3,
	January 1, 2011	October 12, 2010	2010	2009
	Successor	Predecessor	Predecessor	Predecessor
		(in thousands)
Net cash provided by (used in) operating activities	$(72,141)	$28,569	$118,701	$7,951
Net cash used in investing activities	(562,751)	(10,302)	(8,733)	(11,473)
Net cash (used in) provided by financing activities	582,324	(8,406)	(62,338)	(10,371)
CASH FLOWS
At January 1, 2011, we had cash and cash equivalents of $13.8 million and available borrowing capacity of approximately $104.9 million under our ABL facilities. See “— Description of Our Outstanding Indebtedness” for further details of our ABL facilities. As of January 1, 2011, we had letters of credit outstanding of $7.8 million primarily securing deductibles of various insurance policies.
CASH FLOWS FROM OPERATING ACTIVITIES
Successor Company
Net cash used in operating activities was $72.1 million for the successor period October 13, 2010 to January 1, 2011. Cash flows from operating activities for the successor period ended January 1, 2011 were reduced by $48.2 million of costs related to the Merger. Cash flows from changes in operating assets and liabilities for the successor period ended January 1, 2011 was a use of cash totaling $76.4 million. The change in accounts receivable was a source of cash of $42.9 million for the successor period primarily due to the collection of customer payments for sales earlier in the year. Inventories for the same period provided a source of cash of $13.1 million due to reduced inventory levels during such period. Prepaid expenses were a use of cash totaling $1.2 million for the same period. Changes in accounts payable and accrued liabilities were a use of cash of $131.2 million for the successor period October 13, 2010 to January 1, 2011.
Predecessor Company
Net cash provided by operating activities was $28.6 million for the predecessor period January 3, 2010 to October 12, 2010. Cash flows from operating activities for the predecessor period ended October 12, 2010 were reduced by $23.8 million of costs related to the Merger. Cash flows from changes in operating assets and liabilities for the predecessor period ended October 12, 2010 was a source of cash totaling $47.6 million. The change in accounts receivable was a use of cash of $49.9 million for the predecessor period ended October 12, 2010 primarily due to increased sales levels during such period. Inventories for the same period provided a use of cash of $42.0 million due to increased inventory levels and rising commodity costs during 2010. Prepaid expenses were a source of cash totaling $1.7 million for the same period. Changes in accounts payable and accrued liabilities were a source of cash of $137.8 million for the period January 3, 2010 to October 12, 2010. The change was primarily due to the initial impact of improved vendor terms in 2009 and reduced inventory purchase requirements during the fourth quarter of 2008.

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Net cash provided by operating activities was $118.7 million for the year ended January 2, 2010 compared to $8.0 million for the year ended January 3, 2009. The increase was primarily due to improved operating income and favorable changes in working capital. The change in accounts receivable was a use of cash of $2.9 million for the year ended January 2, 2010 compared to a source of cash of $5.7 million for the year ended January 3, 2009, resulting in a net decrease in cash flows of $8.6 million, which was primarily due to decreased sales levels during the year ended January 2, 2010. The change in inventory was a source of cash of $30.4 million for the year ended January 2, 2010 compared to a use of cash of $13.5 million for the year ended January 3, 2009, resulting in a net increase in cash flows of $43.9 million, which was primarily due to reduced inventory levels and the decline of commodity costs towards the end of the year ended January 3, 2009. Changes in accounts payable and accrued liabilities were a source of cash of $45.7 million for the year ended January 2, 2010 compared to a use of cash of $27.1 million for the year ended January 3, 2009, resulting in a net increase in cash flows of $72.7 million. The change was primarily due to the initial impact of improved vendor terms in the year ended January 2, 2010, accrued interest on the 11.25% notes in the year ended January 2, 2010, reduced inventory purchase requirements during the fourth quarter of the year ended January 3, 2009 and the decline of commodity prices toward the end of the year ended January 3, 2009.
CASH FLOWS FROM INVESTING ACTIVITIES
Successor Company
For the successor period October 13, 2010 to January 1, 2011, net cash used in investing activities included $557.6 million of cash used in connection with the Merger to purchase the Predecessor’s equity interests, including in-the-money stock options and warrants, and capital expenditures of $5.2 million. Capital expenditures were primarily at supply centers for continued operations and relocations and various enhancements at plant locations.
Predecessor Company
For the predecessor period January 3, 2010 to October 12, 2010, net cash used in investing activities included capital expenditures of $10.3 million. Capital expenditures were primarily at supply centers for continued operations and relocations, the continued development of our new glass insourcing process and various enhancements at plant locations.
For the year ended January 2, 2010, net cash used in investing activities consisted of capital expenditures of $8.7 million. The major areas of expenditures were for maintenance capital, cost improvement projects and our glass insourcing project.
For the year ended January 3, 2009, net cash used in investing activities included capital expenditures of $11.5 million. Capital expenditures were primarily to improve capacity at our vinyl siding manufacturing operations and to improve manufacturing capacity at our window facilities.
CASH FLOWS FROM FINANCING ACTIVITIES
Successor Company
Net cash provided by financing activities for the successor period October 13, 2010 to January 1, 2011 included an equity contribution of $553.5 million in connection with the Merger, proceeds from the issuance of the 9.125% notes of $730.0 million, and borrowings under our current ABL facilities of $58.0 million. These inflows were partially offset by cash paid of $720.0 million to redeem the 20% notes, the 11.25% notes and the 9.875% notes and payments of $39.2 million of financing costs related to the Merger.

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Predecessor Company
Net cash used by financing activities for the predecessor period January 3, 2010 to October 12, 2010 included $10.0 million of repayments, net of borrowings, under our prior ABL Facility and payments of $0.2 million of financing costs in connection with the Merger, offset by $1.8 million related to the excess tax benefit from the redemption of options in connection with the Merger.
Net cash used in financing activities for the year ended January 2, 2010 included cash paid to redeem the 13.625% notes, a portion of the 11.25% notes, the 9.75% notes and the 15% notes of $216.0 million, net repayments under the prior ABL Facility of $46.0 million, payments of financing costs of $16.8 million and troubled debt interest payments of $1.0 million, partially offset by proceeds from the issuance of the 9.875% notes and the 15% notes of $217.5 million.
Net cash used in financing activities for the year ended January 3, 2009 included repayments of $61.0 million of term debt under the then existing credit facility and payments for financing costs of $5.4 million related to the prior ABL Facility, partially offset by borrowings of $56.0 million under the prior ABL Facility.
For 2011, cash requirements for working capital, capital expenditures, interest and tax payments will continue to impact the timing and amount of borrowings on our ABL facilities.

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Exhibit B
SUCCESSOR PERIOD ENDED JANUARY 1, 2011 AND PREDECESSOR PERIOD ENDED OCTOBER 12, 2010 COMPARED TO YEAR ENDED JANUARY 2, 2010
Successor Company
Gross profit for the period October 13, 2010 to January 1, 2011 was $46.5 million, or 17.3% of net sales, and reflects a reduction of $23.1 million for the amortization of the step-up in basis of inventory related to purchase accounting, partially offset by $1.2 million of other purchase accounting related adjustments and $1.2 million for the impairment related to issues with and the ultimate discontinuation of a new product line.
Selling, general and administrative expenses totaled $53.5 million, or 19.9% of net sales. Selling, general and administrative expenses for the successor period October 13, 2010 to January 1, 2011 included increased depreciation of fixed assets and amortization of intangible assets of approximately $5.0 million as a result of the revaluation of certain assets as part of the application of the purchase accounting fair value adjustments in 2010, professional fees associated with cost savings initiatives of $3.0 million, $1.2 million in impairment and write-offs of assets other than by sale and employee termination costs totaling $1.4 million.
Predecessor Company
Gross profit for the predecessor period January 3, 2010 to October 12, 2010 was $239.4 million, or 26.7% of net sales, compared to gross profit as a percent of net sales of 26.8% for the 2009 fiscal year.
Selling, general and administrative expenses for the predecessor period totaled $159.4 million, or 17.8% of net sales. Selling, general and administrative expenses for the predecessor period January 3, 2010 to October 12, 2010 included professional fees associated with cost savings initiatives of $2.7 million, excess severance of $0.4 million and management fees expense of $0.6 million. Selling, general and administrative expenses were $204.6 million, or 19.6% of net sales, for the 2009 fiscal year. Selling, general and administrative expenses for the 2009 fiscal year included excess bad debt expense resulting from the 2009 economic conditions of $4.2 million, employee termination costs and excess severance of $2.1 million, management fees expense of $1.4 million, professional fees associated with cost savings initiatives of $1.3 million, tax restructuring costs of $0.5 million and software impairment costs of $0.4 million. Selling, general and administrative expenses also included increased costs as a result of the translation impact on Canadian expenses as a result of the stronger Canadian dollar throughout the predecessor period January 3, 2010 to October 12, 2010 and increased salaries and incentive compensation programs.

Exhibit C
Exhibit 12.1
Associated Materials, LLC
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in thousands)

	October 13, 2010	January 3, 2010			Years Ended
	to	to		January 2,	January 3,		December 29,	December 30,
	January 1, 2011	October 12, 2010		2010	2009		2007	2006
	Successor				Predecessor
Earnings:
Income (loss) before income taxes	$(56,462)	$(66,054)		$23,048	$(23,335)		$15,356	$14,859
Plus: Fixed charges	18,621	67,895		88,812	93,727		91,887	91,267

Total earnings (loss)	$(37,841)	$1,841		$111,860	$70,392		$107,243	$106,126

Fixed charges:
Interest expense	$16,120	$58,759		$77,352	$82,567		$81,087	$80,947
Plus: Imputed interest on operating leases	2,501	9,136		11,460	11,160		10,800	10,320

Total fixed charges	$18,621	$67,895		$88,812	$93,727		$91,887	$91,267

Ratio of earnings to fixed charges	— (1)	0.03	(1)	1.26	0.75	(1)	1.17	1.16

(1)	For the successor period October 13, 2010 to January 1, 2011, the predecessor period January 3, 2010 to October 12, 2010 and for the year ended January 3, 2009, earnings were not adequate to cover fixed charges by $56.5 million, $66.1 million and $23.3 million, respectively.